

October 31, 2014

Via E-mail
Stephen Trundle
President and Chief Executive Officer
Alarm.com Holdings, Inc.
8150 Leesburg Pike
Vienna, VA 22182

> **Re:** **Alarm.com Holdings, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted October 14, 2014**
> **CIK No. 1459200**

Dear Mr. Trundle:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 23, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

We receive a substantial portion of our revenue…, page 21

1. Notwithstanding your response to prior comment 1, we continue to believe that the actual percentage of revenues attributable to Vivint, Inc. and Monitronics International, Inc. are more meaningful disclosure than a range because it provides appropriate context to investors. Please revise and also include comparable information for the most recent interim period for all greater than ten percent customers, including the third service provider mentioned on page F-50. In addition, you should clarify that the contract terms described in your risk factor apply to your agreements with Vivint and Monitronics. Finally, given the amount of your revenue attributable to Monitronics, we are unable to

concur that the agreement with Monitronics is not one on which you are substantially dependent. Therefore, please file a copy of the agreement as an exhibit or further advise.

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Eric Jensen, Esq.
        Cooley LLP